December 11, 2019

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jan Woo, Branch Chief

Re:	AppTech Corp.
Registration Statement on Form 10-12B (File No. 001-39158)
Application for Withdrawal

Ladies and Gentlemen:

AppTech Corp. (the “Company”) hereby applies for withdrawal of the Registration Statement referenced above, as permitted by Rule 477 of Regulation C under the Securities Act of 1933. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2019 and has not yet been declared effective by the Commission. No securities have been sold or issued in connection with the offering.

The Company is applying for withdrawal of the Registration Statement due to erroneously filing under Form 10-12B rather than Form 10-12G. It is the Company’s intent to register a class of securities pursuant Section 12(g), not Section 12(b), of the Securities Exchange Act of 1934.

Sincerely,

/s/ Luke D’Angelo
Luke D’Angelo
Interim Chief Executive Officer